EXHIBIT 2.1

ASSET SALES AGREEMENT

This agreement is entered into this 26th day of January, 2007 (the “Agreement”) by and between Coronado Industries, Inc., a Nevada corporation (the “Seller”), and G. Richard Smith, an Arizona resident (the “Buyer”).

WHEREAS, Seller desires to sell all or substantially all of its assets, including but not limited to, its ownership of various wholly-owned subsidiaries; and

WHEREAS, Buyer desires to purchase the assets of Seller.

In consideration of the mutual promises and covenants set forth below, the parties hereto agree as follows:

1.   Assets Sold. In exchange for the payment of the Purchase Price described below, Seller hereby sells, assigns and transfers to Buyer all of the Seller’s assets, including, but not limited to, 100% of the outstanding common stock of each of the Seller’s subsidiaries listed on Appendix A to this Agreement, as well as all of the Company’s furniture, fixtures, inventory, cash, accounts receivable, deposits and office equipment and all other personal property owned in the Seller’s name and not by a subsidiary, including 100% of the ownership of any subsidiary not included on Appendix A (the “Assets”). However, the Seller’s PNT distribution agreements with its European distributors which have not been previously terminated by the Seller (the “Contracts”) shall not be sold, transferred and assigned to the Buyer until the earlier of the date agreed upon by the parties hereto or April 30, 2007.

2.   Purchase Price. Upon the execution of this Agreement, Buyer shall deliver to Seller at the offices of Seller Three Hundred Thousand Dollars ($300,000) cash as the payment of the consideration for the sale of the Assets (the “Purchase Price”).

3.   Debts and Liabilities. Upon receipt of the Purchase Price from Buyer, Seller shall immediately commence using the Purchase Price to pay all of its outstanding debts and accounts payable. Buyer hereby assumes all existing debts and liabilities of Seller and its various subsidiaries which remain unpaid after the Purchase Price and an additional $200,000 has been paid out by Seller on its outstanding debts and accounts payable. Buyer hereby also assumes all debts and liabilities incurred by Seller prior to and through the date of this Agreement but which are unknown in amount or creditor as of the date of this Agreement. Seller shall be responsible for all debts incurred by it after the date of this Agreement.

4.   Lease and Other Agreements. Seller and Buyer shall use their best efforts to have the lease of the Seller’s offices transferred into the name of one of Seller’s subsidiaries prior to and after the date of this Agreement and Seller shall terminate all of its other contracts in Seller’s name which would otherwise extent beyond the date of this Agreement. In the event Seller is unable to terminate any agreement that would extent beyond the date of this Agreement, Buyer hereby assumes any and all liability and damages resulting from said agreements and shall immediately pay all such debts and amounts when notified by Seller of their existence.

5.   Seller’s Representations. Seller hereby represents and warrants to Buyer as follows:

(a)   Seller has valid title to all of the Assets, and to the best of the knowledge of Seller, all of its subsidiaries are validly formed and in good standing as of the date of this Agreement.

(b)   After the receiving the approval of shareholders owning a majority of Seller’s outstanding common stock, Seller shall have full authority to sell, assign and transfer the Assets to Buyer.

6.   Buyer’s Representations. Buyer hereby represents and warrants to Seller as follows:

(a)   Buyer has evaluated the high risks of purchasing the Assets, including the common stock and limited liability company membership interests which represents ownership in Seller’s subsidiaries (the “Shares”);

(b)   Buyer has been an officer and Director of Seller for the past several years and is fully aware of the profit and loss potential of the Assets;

(c)   In making the decision to purchase the Assets including the Shares, Buyer has relied solely upon independent investigations made by or on behalf of Buyer;

(d)   The Shares, when acquired by Buyer, will be acquired in good faith solely for Buyer’s own account, for investment purposes only, and will not be purchased with a view to, or for, the resale, distribution, subdivision or fractionalization thereof;

(e)   Buyer understands that the Shares have not been registered under the Securities Act of 1933, as amended (the “Act”), and agrees that the Shares may not be sold, offered for sale, transferred, pledged, hypothecated or otherwise disposed of except in compliance with the Act. Buyer understands that the legal consequences of the foregoing mean that Buyer must bear the economic risk of Buyer’s investment in the Shares for an indefinite period of time. Buyer further understands that, if Buyer desires to sell or transfer all or any part of the Shares, when acquired, Buyer may require counsel to provide a legal opinion that the transfer may be made without registration under the Act;

(f)   Buyer understands no federal or state agency has made any finding or determination as to the fairness of an investment in the Assets or the Shares;

7.   Litigation and Arbitration. Any controversy or claim arising out of or relating to this Agreement shall be settled by arbitration in the Phoenix metropolitan area in accordance with the then governing rules of the American Arbitration Association. The party to whom the arbitrator or arbitration panel makes an award shall be entitled to receive as part of the award the reasonable cost of its attorney fees and litigation expenses. Judgment upon the award rendered in the arbitration may be enforced in court described in Paragraph 9 below of this Agreement.

8.   Assignment. Rights and obligations of a party to this Agreement may not be assigned or transferred without the other party’s prior written consent thereto.

9.   Governing Law And Venue. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Arizona, United States of America. The parties hereby expressly agree that the proper venue for any claim or cause of action by the parties shall be the Superior Court for the District of Maricopa County, Arizona and the each party upon execution of this Agreement consents to the service of process from such court.

10.   Modification. No modification or amendment of this Agreement shall be valid unless it is in writing and signed by both parties hereto.

11.   Complete Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements and understandings between the parties hereto.

12.   Waiver. The waiver by either party of a breach of any term of this Agreement shall not operate as, or be construed as, a waiver of any subsequent breach.

13.   Headings. The headings in this Agreement are inserted for convenience only and shall not be considered in interpreting the provisions hereof.

14.   Counterparts And Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Facsimile signatures shall be valid and enforceable.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement on January ____ 2007, effective as of January 26, 2007.

CORONADO INDUSTRIES, INC.

By:	/s/ Gary R. Smith

Gary R. Smith, President

/s/ G. Richard Smith

G. RICHARD SMITH

APPENDIX A

List of Coronado Industries Subsidiaries

American Glaucoma, Inc.
Ophthmalmic International, Inc.
American Glaucoma - Florida, Inc.
Ophthalmic International, LLC